UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIGNET JEWELERS LIMITED

(Name of Issuer)

Common Stock, par value $0.18 per share

(Title of Class of Securities)

G81276100

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. G81276100	Page 2 of 6 Pages

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 6,259,323
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,259,323
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,259,323
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.80%
14	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. G81276100	Page 3 of 6 Pages

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 6,259,323
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,259,323
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,259,323
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.80%
14	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. G81276100	Page 4 of 6 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission on January 24, 2014, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.18 per share (the “Shares”) of Signet Jewelers Limited, a Bermuda company (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital of the Corvex Funds to purchase the 6,259,323 Shares reported herein. The total purchase price for the Shares reported herein was $468,087,930.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Corvex may be deemed to be the beneficial owner of 6,259,323 Shares, which represent approximately 7.80% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of 6,259,323 Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 80,215,448 Shares outstanding as of November 20, 2013 (based on the Issuer’s Quarterly Report on Form 10-Q for the period ending November 2, 2013).

(c) Except as set forth on Exhibit 2 previously attached to the Schedule 13D and as described in Item 6, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

CUSIP No. G81276100	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

On February 19, 2014, the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 applicable to the Reporting Persons terminated and on February 20, 2014, Corvex exercised all call options described in the Schedule 13D and thereby acquired 5,372,769 Shares in the aggregate. On February 20, 2014, upon exercise of such call options, all put options described in the Schedule 13D expired in accordance with their terms.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: February 20, 2014	KEITH MEISTER

	By:	/s/ Keith Meister